UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1. Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023
2. Bylaws of Ultrapar
3. Corporate Executive Compensation Policy
4. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on April 19, 2023
5. Market announcement

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A., held on April 19, 2023)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

Minutes of the Annual and Extraordinary General Shareholders’ Meeting

Held on April 19, 2023

Date, Time, and Location:

April 19, 2023 at 2:00 p.m., exclusively by digital means, under the terms of article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of the Securities and Exchange Commission (“CVM”) Resolution No. 81, of March 30, 2022 (“RCVM 81”). Under the terms of article 5, paragraph 3 of the RCVM 81, this Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Meeting” and “Company”, respectively) was considered as held at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, No. 1,343, 9th floor, in the City and State of São Paulo, zip code 01317-910.

Attendance:

At the Annual General Shareholders’ Meeting, shareholders representing 79.2% of the capital stock of the Company, and at the Extraordinary General Shareholders’ Meeting, shareholders representing 79.2% of the capital stock of the Company, as per electronic system log of virtual attendance made available by the Company, under the terms of article 47, item III of the RCVM 81, or by exercising your right to participate remotely, pursuant to article 121, sole paragraph of the Brazilian Corporate Law 6,404/76 and the RCVM 81.

Were also present: (I) the Chairman and members of the Board of Directors of the Company, Messrs. Pedro Wongtschowski, Jorge Marques de Toledo Camargo and José Mauricio Pereira Coelho; (ii) the Chief Financial and Investor Relations Officer of the Company, Mr. Rodrigo de Almeida Pizzinatto; (iii) the Risks and Audit Committee coordinator, Mrs. Ana Paula Janes Vescovi; (iv) the Company’s Fiscal Council member, Mr. Flavio Cesar Maia Luz; and (v) Mr. Guilherme Jorge Dagli Júnior, enrolled in CRC under nº 1 SP 223225/O-0, representing Deloitte Touche Tohmatsu Auditores Independentes Ltda., independent auditors of the Company.

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Publications:

Call Notice: Published in the newspaper Valor Econômico, in print and online versions, on March 20, 21 and 22, 2023, in compliance with the provisions of article 124 and article 289 of the Brazilian Corporate Law 6,404/76, as amended.

Notice to Shareholders: Dismissed considering the publication of documents referred on article 133 of the Brazilian Corporate Law 6,404/76, in the Valor Econômico newspapers on March 2, 2023 under the special chapter pages A5 to A7, in compliance with the provisions of article 124 and article 289 of the Law 6,404/76, as amended.

Chairman and Secretary of the Meeting:

Chaiman – Luiz Antonio de Sampaio Campos.

Secretary – André Brickmann Areno.

Agenda:

As per published in the Call Notice.

Discussed and approved matters:

1. After the reading of the summary voting map with the votes casted through remote voting ballot, considering the most recent share position in the Company’s book, which was displayed to the shareholders, under the terms of paragraph 4 of article 48 of the RCVM 81, it was dismissed, by unanimous vote of the shareholders present, the reading of documents related to the agenda of this Shareholders’ Meeting, considering they are fully known by the shareholders. Forthwith, also by unanimous vote of the shareholders present, it was approved the issuance of this minutes as a summary, as per Article 130, paragraph 1 of the Brazilian Corporate Law 6,404/76, and their publication was authorized with the omission of the shareholders' signatures, in the form of paragraph 2 of the same article, with the declarations of vote received by the chairman of the meeting being duly filed at the Company's headquarters.

At the Annual General Shareholders’ Meeting:

2. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, without those which were legally hindered, the management report and annual accounts of the Company, and financial statements and its notes duly accompanied with independent auditor report and Fiscal Council opinion related to the fiscal year ended on December 31, 2022.

3. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the net income allocation for the fiscal year ended on December 31, 2022, in the amount of R$ 1,800,838,042.08 (one billion, eight hundred million, eight hundred and thirty-eight thousand, forty-two Reais and eight cents of Real), as described below:

a)R$ 90,041,902.10 (ninety million, forty-one thousand, nine hundred and two Reais and ten cents of Real) will be allocated to the legal reserve;

b)R$ 1,151,277,577.47 (one billion, one hundred and fifty-one million, two hundred and seventy-seven thousand, five hundred and seventy-seven Reais and forty-seven cents of Real) will be allocated to the statutory reserve for investments;

c)R$ 450,003,823.81 (four hundred and fifty million, three thousand, eight hundred and twenty-three Reais and eighty-one cents of Real) for the payment of interest on equity to shareholders, approved by the Board of Directors at a meeting held on May 11, 2022. The net amount, equivalent to R$ 396,314,422.27 (three hundred and ninety-six million, three hundred and fourteen thousand, four hundred and twenty-two Reais and twenty-seven cents of Real), was paid as of August 10, 2022, and imputed to the amount of the dividend due to the Company's common shareholders; and

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d)R$ 109,514,738.70 (one hundred and nine million, five hundred and fourteen thousand, seven hundred and thirty-eight Reais and seventy cents of Real) were allocated for the payment of dividends to shareholders which hold common shares, equivalent to R$ 0.10 (ten cents of Real) per share, paid to shareholders as of March 3, 2023, as per the Board of Directors' approval on February 15, 2023.

4. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the setting of the number of 9 directors to comprise the Board of Directors for the mandate starting on this date.

5. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the election of the members of the Board of Directors herein qualified, with term of office until the General Shareholders’ Meeting to be held in 2025, which will cover documents referred in article 133 of the Brazilian Corporate Law 6,404/76, referred for the period ended on December 31, 2024:

  ANA PAULA VITALI JANES VESCOVI, independent member, Brazilian, married, economist, bearer of the Identity Card RG under No. 724.203-SSP/ES and enrolled on CPF/MF (Taxpayers’ Identification) under No. 862.654.587-87, with professional address at Presidente Juscelino Kubitschek Avenue, No. 2,235, 19th floor, in the City and State of São Paulo;

  FABIO VENTURELLI, independent member, Brazilian, divorced, production engineer, bearer of the Identity Card RG under No. 12.147.832-4-SSP/SP and enrolled on CPF/MF (Taxpayers’ Identification) under No. 114.256.038-40, with professional address at Geraldo Flausino Gomes Street, No. 61, Cidade Monções, in the City and State of São Paulo;

  FLÁVIA BUARQUE DE ALMEIDA, independent member, Brazilian, married, business administrator, bearer of the Identity Card RG under No. 13.146.760-8 SSP/SP and enrolled on CPF/MF (Taxpayers’ Identification) under No. 149.008.838-59, with professional address at Brigadeiro Faria Lima Avenue, No. 2,277, 22th floor, in the City and State of São Paulo;

  FRANCISCO DE SÁ NETO, independent member, Brazilian, divorced, engineer, bearer of the Identity Card RG under No. 2.723.624-25-SSP/BA and enrolled on CPF/MF (Taxpayers’ Identification) under No. 359.663.195-53, with professional address at Jacurici Street, No. 73, ap. 17A, in the City and State of São Paulo;

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    JORGE MARQUES DE TOLEDO CAMARGO, independent member, Brazilian, married, geologist, bearer of the Identity Card RG under No. 293.644/SSP-DF and enrolled on CPF/MF (Taxpayers’ Identification) under No. 114.400.151-04, with professional address at Almirante Sadock de Sá Street, No. 370/101, in the City and State of Rio de Janeiro;

    JOSÉ MAURICIO PEREIRA COELHO, independent member, Brazilian, married, banker and accountant, bearer of the Identity Card RG under No. 06.109.071-81/IFP-RJ and enrolled on CPF/MF (Taxpayers’ Identification) under No. 853.535.907-91, with professional address at Brigadeiro Luís Antônio Avenue, No. 1,343, 9th floor, in the City and State of São Paulo;

    MARCELO FARIA DE LIMA, independent member, Brazilian, married, economist, bearer of the Identity Card RG under No. 5.952.648-3/IFP-RJ and enrolled on CPF/MF (Taxpayers’ Identification) under No. 715.269.947-04, with professional address at Nigéria Street, No. 36, Itaim Bibi, in the City and State of São Paulo;

    MARCOS MARINHO LUTZ, Brazilian, married, marine engineer, bearer of the Identity Card RG under No. 15.649.492-9/SSP-SP and enrolled on CPF/MF (Taxpayers’ Identification) under No. 147.274.178-12, with professional address at Brigadeiro Luís Antônio Avenue, No. 1,343, 9th floor, in the City and State of São Paulo; and

    PETER PAUL LORENÇO ESTERMANN, Brazilian, married, agronomy engineer, bearer of the Identity Card RG under No. 206.922.023-1/SSP-RS and enrolled on CPF/MF (Taxpayers’ Identification) under No. 279.185.726-53, with professional address at Cidade Jardim Avenue, No. 803, 9th floor, in the City and State of São Paulo.

  It is hereby registered, under the terms of the Management Proposal for the Shareholders’ Meeting, Mmes. Ana Paula Vitali Janes Vescovi and Flávia Buarque de Almeida, and Messrs. Fabio Venturelli, Francisco de Sá Neto, Jorge Marques de Toledo Camargo, José Mauricio Pereira Coelho and Marcelo Faria de Lima are defined as independent members under the terms of the definition provided for in the Novo Mercado Regulation and in Annex K of CVM Resolution 80/22.

  6. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the global maximum limit for the compensation of the Management of the Company for the period between May 2023 and April 2024 at R$ 95,000,000.00 (nighty-five million Reais), under the terms of the Management Proposal, disclosed to the market and filed at the Company’s headquarters.

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7. Upon the request for the installation of the Fiscal Council made by a shareholder which holds more than 2% (two percent) of the Company’s shares with voting right, under the terms of article 161 of the Law 6,404/76 and the CVM Resolution 70/22, the election of the following effective and alternate members of the Fiscal Council, with a term of office until the General Shareholders’ Meeting of 2024, was approved by majority vote, according to the voting map attached as Exhibit I of the minutes, which will assess the documents referred to in article 133, of the Law 6,404/76, referring to the current fiscal year:

  FLAVIO CESAR MAIA LUZ (effective member), Brazilian, married, engineer, enrolled on CPF/MF (Taxpayers’ Identification) under No. 636.622.138-34, resident and domiciled at Alameda Canadá, No. 162, Alphaville 2, in the City of Barueri, State of São Paulo;

  MÁRCIO AUGUSTUS RIBEIRO (alternate member), Brazilian, married, engineer, enrolled on CPF/MF (Taxpayers’ Identification) under No. 006.211.088-80, resident and domiciled at Alameda Canadá, No. 43, in the City of Vinhedo, State of São Paulo;

  ÉLCIO ARSENIO MATTIOLI (effective member), Brazilian, married, accountant, enrolled on CPF/MF (Taxpayers’ Identification) under No. 094.477.978-65, resident and domiciled at Alameda Festiva, No. 79, Residencial Una, in the City of Itu, State of São Paulo;

  PEDRO OZIRES PREDEUS (alternate member), Brazilian, married, accountant, enrolled on CPF/MF (Taxpayers’ Identification) under No. 005.474.508-00, resident and domiciled at Marechal Hastimphilo de Moura Street, No. 338-C, ap. 23-B, in the City and State of São Paulo;

  MARCELO GONÇALVES FARINHA (effective member), Brazilian, married, insurance professional, enrolled on CPF/MF (Taxpayers’ Identification) under No. 063.750.328-73, resident and domiciled at SHIN QL 10 – Conjunto 02, No. 13, in the City of Brasília, Federal District; and

  SANDRA REGINA DE OLIVEIRA (alternate member), Brazilian, single, statistician, enrolled on CPF/MF (Taxpayers’ Identification) under No. 057.186.378-73, resident and domiciled at Acácias Street, No. 101/ 103, in the City and State of Rio de Janeiro.

8. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the compensation for the members of the Fiscal Council herein elected, provided that the member elected as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 30,000.00 (thirty thousand Reais) and the other effective members will be entitled to receive a monthly compensation in the amount of R$ 20,000.00 (twenty thousand Reais).

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At the Extraordinary Shareholder’s Meeting:

9. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the proposal for a stock-based incentive plan, pursuant to the documents made available to the market when this Shareholders’ Meeting was convened.

10. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the amendment to the stock-based incentive plan approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017.

11. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the increase in the Company's capital stock in the total amount of R$ 1,450,000,000.00 (one billion, four hundred and fifty million Reais), without the issuance of new shares, through the incorporation to the capital stock of part of the resources registered in the statutory reserve for investments, in the amount of R$ 567,423,589.65 (five hundred and sixty-seven million, four hundred and twenty-three thousand, five hundred and eighty-nine Reais and sixty-five cents of Real) and resources registered in the legal reserve, in the amount of R$ 882,576,410.35 (eight hundred and eighty-two million, five hundred and seventy-six thousand, four hundred and ten Reais and thirty-five cents of Real), considering that the profit reserve balance exceeded the Company's capital stock, with the consequent amendment of Article 5 of the Company's Bylaws.

12. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the ratification of the change in the number of common shares into which the Company's capital stock is divided, within the authorized limit provided for in Article 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company upon the merger of all shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Company's Extraordinary General Shareholders’ Meeting held on January 31, 2014, with the consequent ratification of the modification of the Company's capital stock, which is now represented by 1,115,204,291 (one billion, one hundred and fifteen million, two hundred and four thousand, two hundred and ninety-one) common shares, all registered and with no par value, and its reflection in article 5 of the Company's Bylaws.

13. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the amendments to the Company's Bylaws, as detailed in the Management Proposal, disclosed to the market on March 19, 2023, relating to: (a) adjustments to the procedures related to the general shareholders’ meeting and meetings of the Board of Directors and the Executive Board, with the simplification of the installation rites, proof of shareholder status and drawing up of the minutes; (b) adjustment to management tenure conditions to reflect all corporate policies; (c) greater detail of the judicial and administrative processes that must be informed by the candidates that will compose the slate(s); (d) exclusion of the possibility of calling the Board of Directors' meeting by letter, telegram and fax; (e) change in the nomenclature of the position of the Investor Relations Officer; (f) adjustment of the competences of the Strategy Committee and the Audit and Risks Committee; and (g) simplification of the wording of statutory provisions, through the elimination of replicated content of legislation, regulations in force, corporate policies or adaptation of the Bylaws to the legal text, as well as formal adjustments of clarity, renumbering and cross-references, when applicable. Said amendments were included in the consolidated version of the Bylaws contained in Exhibit II to these minutes.

14. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the consolidation of the Bylaws, pursuant to Annex II, reflecting the resolutions approved herein.

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General Notes and Closing:

  The Chairman of the Board registered that (i) the items of the Meeting were recorded, and such recordings will be filled in the Company’s headquarters, under the terms of article 30, sole paragraph, of the RCVM 81; (ii) voting instructions were received, including the voting instruction of The Bank of New York Mellon, as depositary of American Depositary Receipts guaranteed in shares, with the respective vote cast, which are filed in the Company’s headquarters, and will be attached to the present minutes; and (iii) after the Chairman’s request at the beginning of this Shareholders’ Meeting, none of the members wanted to change their vote instructions sent in the remote voting ballot.

  In compliance with article 22, paragraph 5 and article 33, paragraph 4 of the RCVM 80, the total votes of approval, rejection, and abstention computed in each item of the Agenda are included in Exhibit I, which, for all effects, must be considered as integral part of the present minutes.

  The members of the Board of Directors and the Fiscal Council herein elected, shall take the office in this date upon the signature of the respective deeds of investiture filed at the Company’s headquarters, previously consulted and have declared that: (i) they are not impeded by special law, or convicted of a bankruptcy crime, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that prohibits, even temporarily, access to public offices, as provided for in paragraph 1 of article 147 of the Brazilian Corporate Law 6,404/76; (ii) they are not sentenced to suspension or temporary disqualification imposed by the Securities and Exchange Commission, which makes them ineligible for management positions in publicly-held companies, as established in paragraph 2 of article 147 of the Brazilian Corporate Law 6,404/76; (iii) they meet the requirement of unblemished reputation established by paragraph 3 of article 147 of the Brazilian Corporate Law 6,404/76; (iv) they do not hold positions in companies that should be considered competitors of the Company; and (v) they do not have any conflict of interest with the Company, according to article 147 of Brazilian Corporate Law 6,404/76 and the CVM Resolution 80/22, which is also filed in the Company’s headquarters. The new members declare to be fully aware of the corporate policies of the Company, including, the Material Notice Disclosure Policy and the Securities Trading Policy.

As there were no further matters to be discussed, the Meeting was concluded and the minutes were prepared and duly signed by the Chairman and the Secretary, and considered to have been signed by the participants, both through the digital platform and by sending ballot papers at a distance, pursuant to article 21-V, paragraph 1 and paragraph 2 of the RCVM 81.

CHAIRMAN AND SECRETARY OF THE MEETING PRESENT BY DIGITAL MEANS, UNDER ARTICLE 28, PARAGRAPH 5 OF THE RCVM 81:

Chairman:  Luiz Antonio de Sampaio Campos

Secretary: André Brickmann Areno

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SHAREHOLDERS PRESENT VIA DIGITAL PARTICIPATION, PURSUANT TO ARTICLE 47, PARAGRAPH 1 OF THE RCVM 81:

ULTRA SA PARTICIPACOES

PARTH DO BRASIL PARTICIPACOES

CHRISTY PARTICIPACOES LTDA

BETTINA IGEL HOFFENBERG

JENNINGS LUIS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

MARCOS MARINHO LUTZ

JULIO CESAR NOGUEIRA

RODRIGO DE ALMEIDA PIZZINATTO

ANDRE SALEME HACHEM

AXA OR ET MATIERES PREMIERES

BEST INVESTMENT CORPORATION

MG FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND

NUSHARES ESG EMERGING MARKETS EQUITY ETF

AMUNDI INDEX SOLUTIONS

GLOBAL MULTI-FACTOR EQUITY FUND

LUX IM

THE BANK OF NEW YORK ADR DEPARTMENT

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL (PREVI)

THALES DE CARVALHO NASCIMENTO

SHAREHOLDERS WHO VOTE THROUGH THE REMOTE VOTING PURSUANT TO ARTICLE 31 OF THE RCVM 81:

BERGEN FIA - BDR NÍVEL I – IE

PATRIA PIPE FIFE PREVIDENCIA MULTIMERCADO FUNDO DE INVESTIME

PATRIA PIPE MASTER FUNDO DE INVESTIMENTO EM ACOES

PATRIA PIPE MASTER II FUNDO DE INVESTIMENTO EM ACOES

PATRIA PRIVATE EQUITY VI FEEDER - FIP MULTIESTRATEGIA

PATRIA PRIVATE EQUITY VI FIP MULTIESTRATEGIA

ALDEN FUNDO DE INVESTIMENTO EM ACOES

CLUBE DE INVESTIMENTO OMNI II

GUEPARDO FI MULTIMERCADO LONGO PRAZO

GUEPARDO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE ACOES

GUEPARDO MASTER FUNDO DE INVESTIMENTO EM ACOES

GUEPARDO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

FEBE VALOR FUNDO DE INVESTIMENTO EM ACOES

SQUADRA MASTER LONG BIASED FIA

SQUADRA MASTER LONG ONLY FIA

FPRV SQA SANHACO FIA PREVIDENCIARIO

SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES

FUNDO DE INVESTIMENTO EM ACOES RVA EMB IV

SQUADRA MASTER IVP FUNDO DE INVESTIMENTO EM ACOES

SV2 EQUITY LLC

GROUPER EQUITY L.L.C

8

SNAPPER EQUITY L.L.C

SV3 EQUITY LLC

SV4 EQUITY LLC

SQUADRA INST FUNDO DE INVESTIMENTO EM ACOES

ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

ARROWSTREET US GROUP TRUST

ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND

LACM ACWI EX US EQUITY FUND L.P.

THE HARTFORD INTERNATIONAL VALUE FUND

ISHARES IV PUBLIC LIMITED COMPANY

CLARITAS QUANT MASTER FIM

CLARITAS QUANT MASTER II FIA

SSGA SPDR ETFS EUROPE I PLC

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CIBC EMERGING MARKETS INDEX FUND

DIMENSIONAL EMERGING MKTS VALUE FUND

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

IBM 401 (K) PLUS PLAN

LELAND STANFORD JUNIOR UNIVERSITY

LOCAL AUTHORITIES SUPERANNUATION FUND

MANAGED PENSION FUNDS LIMITED

NORGES BANK

PACIFIC SELECT FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

RUSSEL INVESTIMENT FUNDS NON.US. FUND

STATE OF IND PUBLIC EMPL RET FUND

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STICHTING PHILIPS PENSIOENFONDS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MONETARY AUTHORITY OF SINGAPORE

RAYTHEON TECHNOLOGIES C. M. R. TRUST

VANGUARD INVESTMENT SERIES PLC

STATE OF NEW JERSEY COMMON PENSION FUND D

AEGON CUSTODY BV

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

9

BLACKROCK ADVANTAGE GLOBAL FUND INC

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

ALBERTA INVESTMENT MANAGEMENT CORPORATION

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

USAA INTERNATIONAL FUND

VKF INVESTMENTS LTD

WASHINGTON STATE INVESTMENT BOARD

WM POOL - GLOBAL EQUITIESTRUST N 6

AWARE SUPER PTY LTD

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

BLUE SHIELD OF CALIFORNIA EM RT PLAN THE

CALIFORNIA PHYSICIANS SERVICE D/B/A BLUE SHIELD O

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

SALT RIVER PIMA-MARICOPA INDIAN C

STICHITING BLUE SKY ACT EQ EM MK GL FUND

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

ILLINOIS MUNICIPAL RETIREMENT FUND

UTAH STATE RETIREMENT SYSTEMS

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

OLD WESTBURY SMALL MID CAP STRATEGIES FUND

COMMONWEALTH GLOBAL SHARE FUND 17

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

RUSSEL INVESTMENTS GLOBAL EQUITY POOL

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

DUKE POWER CO EMPLOYEE RETIREMENT PLAN

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

VICTORIAN FUNDS MAN C A T F V E M T

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

IBM DIVERSIFIED GLOBAL EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

KAISER FOUNDATION HOSPITALS

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

PARAMETRIC EMERGING MARKETS FUND

ACTIVE M INTERNATIONAL EQUITY FUND

STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE

CHEVRON UK PENSION PLAN

COMMONWEALTH BANK GROUP SUPER

10

ALASKA COMMON TRUST FUND

ISHARES MSCI BRAZIL ETF

ISHARES II PUBLIC LIMITED COMPANY

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD

SUNSUPER SUPERANNUATION FUND

SPDR SP EMERGING MARKETS ETF

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST

ACADIAN GLOBAL MARKET NEUTRAL FUND, LLC

CANADA PENSION PLAN INVESTMENT BOARD

FUTURE FUND BOARD OF GUARDIANS

IPROFILE INTERNATIONAL EQUITY PRIVATE POOL

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

RUSSEL OVERSEAS EQUITY POOL

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

WISDOMTREE EMERGING MARKETS SMALLCAP DIVIDEND FUND

PUBLIC SECTOR PENSION INVESTMENT BOARD

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

STICHTING PENSIOENFONDS UWV

EASTSPRING INVESTMENTS

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND

AMERICAN HEART ASSOCIATION, INC.

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

BELLSOUTH CORPORATION RFA VEBA TRUST

CENTRAL PROVIDENT FUND BOARD

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

ARIZONA PSPRS TRUST

KAISER PERMANENTE GROUP TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

SCHWAB EMERGING MARKETS EQUITY ETF

LACM EMERGING MARKETS FUND L.P.

ISHARES MSCI EMERGING MARKETS ETF

11

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

QSUPER

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

BMO MSCI EMERGING MARKETS INDEX ETF

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

DELA DEPOSITARY ASSET MANAGEMENT B.V.

QIC INTERNATIONAL EQUITIES FUND

GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC

FIRST TRUST BRAZIL ALPHADEX FUND

STICHTING PENSIOENFONDS ING

EUROPEAN CENTRAL BANK

VERIZON MASTER SAVINGS TRUST

JOHN HANCOCK HEDGED EQUITY INCOME FUND

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI ETF

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

MIP ACTIVE STOCK MASTER PORTFOLIO

POLUNIN DEVELOPING COUNTRIES FUND, LLC

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

NN (L) EMERGING MARKETS HIGH DIVIDEND

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND

MERCER QIF FUND PLC

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST

SQUADRA TEXAS LLC

COMMONWEALTH SUPERANNUATION CORPORATION

SUNCORP GROUP GLOBAL EQUITIES TRUST

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

SCHRODER EMERGING MARKETS FUND SUSTAINABLE FUND

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

BLACKROCK GLOBAL INDEX FUNDS

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO

KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

12

WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

MISSOURI EDUCATION PENSION TRUST

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

CLINTON NUCLEAR POWER PLANT QUALIFIED FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

STATE STREET IRELAND UNIT TRUST

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

LACM GLOBAL EQUITY FUND L.P.

XTRACKERS (IE) PUBLIC LIMITED COMPANY

TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK

XTRACKERS

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

GENERAL ORGANISATION FOR SOCIAL INSURANCE

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

MOBIUS LIFE LIMITED

POLUNIN EMERGING MARKETS SMALL CAP FUND, LLC.

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

SHELL FOUNDATION

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND

WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

13

AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND

POOL REINSURANCE COMPANY LIMITED

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

PIMCO RAE EMERGING MARKETS FUND LLC

AQR UCITS FUNDS

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK EMERGING MARKETS E S F

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST

ARROWSTREET COLLECTIVE INVESTMENT TRUST

LACM EMII, L.P.

THE BOARD OF THE PENSION PROTECTION FUND

WM POOL - EQUITIES TRUST NO. 75

FUNDAMENTAL LOW V I E M EQUITY

NORTHERN TRUST UCITS FGR FUND

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

STATE STREET ICAV

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND

ACADIAN COLLECTIVE INVESTMENT TRUST

ISHARES ESG MSCI EM ETF

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

NAVARRO 1 FUND LLC

NORDEA 2 SICAV

DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN

14

LEGAL & GENERAL ICAV

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

MINISTRY OF ECONOMY AND FINANCE

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

ARROWSTREET INTERNATIONAL EQUITY - EAFE ALPHA EXTENSION FUND

ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

CDN ACWI ALPHA TILTS FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

15

GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

FRANKLIN LIBERTYSHARES ICAV

AQR INNOVATION FUND, L.P.

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000

THE INCUBATION FUND, LTD.

FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

POLUNIN FUNDS

LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

MERCER EMERGING MARKETS SHARES FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

PARAMETRIC TMEMC FUND, LP

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL

ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)

MSCI EQUITY INDEX FUND B - BRAZIL

SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

MSCI ACWI EX-U.S. IMI INDEX FUND B2

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB

16

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA

WEST YORKSHIRE PENSION FUND

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

ROBECO CAPITAL GROWTH FUNDS

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

SYMMETRY PANORAMIC GLOBAL EQUITY FUND

SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND

POLUNIN CAPITAL PARTNERS COLLECTIVE INVESTMENT TRU

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA

ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST

KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E

ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE

PHILADELPHIA GAS WORKS PENSION PLAN

PENSIOENFONDS WERK EN (RE)INTERGRATIE

CHUBB CORPORATION MASTER RETIREMENT TRUST

MERCER UCITS COMMON CONTRACTUAL FUND

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND

ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F

JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS

RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF

RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF

ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS

ASSET MANAGEMENT EXCHANGE UCITS CCF

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

ISHARES ESG MSCI EM LEADERS ETF

RBC QUBE LOW VOLATILITY EMERGING MARKETS EQUITY FU

THIRD AVENUE TRUST, ON BEHALF OF THIRD AVENUE VALUE FUND

17

GLOBAL ALL CAP ALPHA TILTS FUND

GOTHAM CAPITAL V, LLC

BLK MAGI FUND

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND

LEGAL GENERAL CCF

STICHTING PENSIOENFONDS PGB

BLACKROCK ADVANTAGE ESG EMERGING MARKETS EQUITY FUND OF BLAC

ARERO - DER WELTFONDS -NACHHALTIG

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

ARROWSTREET EMK ALPHA EXTENSION FUND L.P.

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

NATIONAL EMPLOYMENT SAVINGS TRUST

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

IMCO EMERGING MARKETS PUBLIC EQUITY LP

ARROWSTREET EMERGING MARKET TRUST FUND

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

QIC LISTED EQUITIES FUND

ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.

INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN

RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL

LGIASUPER TRUSTEE

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

HARTFORD SCHRODERS DIVERSIFIED EMERGING MARKETS FU

STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN

GMO EMERGING MARKETS EX-CHINA FUND, A SERIES OF GM

FLEXSHARES ESG AND CLIMATE EMERGING MARKETS CORE INDEX FUND

LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS

INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL

INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL

THIRD AVENUE VARIABLE SERIES TRUST - THIRD AVENUE

18

WISDOMTREE EMERGING MARKETS EX-CHINA FUND

BLACKROCK BALANCED CAPITAL FUND, INC.

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

ARROWSTREET CAPITAL COPLEY FUND LIMITED

MBB PUBLIC MARKETS I LLC

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

TEXAS PERMANENT SCHOOL FUND CORPORATION

FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL

LOS ANGELES CAPITAL GLOBAL FUNDS PLC

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AVIVA INVESTORS

AVIVA LIFE PENSIONS UK LIMITED

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

JP MORGAN CHASE RETIREMENT PLAN

H.E.S.T. AUSTRALIA LIMITED

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

ARROWSTREET GLOBAL EQUITY FUND

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHRODER INTERNATIONAL SELECTION FUND

SHELL TR (BERM) LTD AS TR O SHELL OV CON P F

STATE OF WYOMING

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING SHELL PENSIOENFONDS

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE CHURCH COMMISSIONERS FOR ENGLAND

THE SHELL CONTRIBUTORY PENSION FUND

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

HIGHLAND PUBLIC INFLATION HEDGES FUND

THE HARTFORD GLOBAL REAL ASSET FUND

THE CHASE MAN BK AS TR OF DELTA MASTER FD

WELLINGTON DIVERSIFIED INFLATION HEDGES FUND

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

WELLINGTON TRUST COMPANY N.A.

STATE OF NEW MEXICO STATE INV. COUNCIL

PEOPLE S BANK OF CHINA

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

19

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

EXHIBIT I OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2023

VOTING MAP

In accordance to CVM Resolution 80/22, in particular the article 22, paragraph 5, and article 33, paragraph 4, the Company informs the total number of approvals, rejections, and abstentions of each decision taken:

On Annual General Shareholders’ Meeting:

  Vote on the approval of the management report and annual accounts of the Company, as well as the financial statements and its notes, duly accompanied with independent auditor report and Fiscal Council opinion related to the fiscal year ended on December 31, 2022:
No. of votes in favor	756,888,824 / 85.7% of present shareholders
No. of votes against	258,236 / 0.0% of present shareholders
No. of abstentions	126,451,429 / 14.3% of present shareholders

2. Vote on the allocation of the net income for the fiscal year ended December 31, 2022, pursuant to the Management Proposal:
No. of votes in favor	861,320,807 / 97.5% of present shareholders
No. of votes against	26,746 / 0.0% of present shareholders
No. of abstentions	22,250,936 / 2.5% d of present shareholders

3. Vote on setting the number of members to be elected to the Board of Directors, pursuant to the Management Proposal:
No. of votes in favor	861,284,161 / 97.5% of present shareholders
No. of votes against	53,823 / 0.0% of present shareholders
No. of abstentions	22,260,505 / 2.5% of present shareholders

4. Vote on the election of the slate to comprise the Board of Directors, pursuant to the Management Proposal:
No. of votes in favor	861,960,311 / 97.6% of present shareholders
No. of votes against	14,035,131 / 1.6% of present shareholders
No. of abstentions	7,603,047 / 0.9% of present shareholders

20

5. Vote on the establishment of the Management‘s global compensation, pursuant to the Management Proposal:
No. of votes in favor	855,961,676 / 96.9% of present shareholders
No. of votes against	5,297,339 / 0.6% of present shareholders
No. of abstentions	22,339,474 / 2.5% of present shareholders

6. Vote on the election of the effective members of the Fiscal Council and their respective alternates, pursuant to the Management Proposal:

Messrs. Flavio Cesar Maia Luz (effective) and Márcio Augustus Ribeiro (alternate)

No. of votes in favor	861,043,529 / 97.4% of present shareholders
No. of votes against	248,226 / 0.0% of present shareholders
No. of abstentions	22,306,734 / 2.5% of present shareholders

Messrs. Élcio Arsenio Mattioli (effective) and Pedro Ozires Predeus (alternate)

No. of votes in favor	861,042,723 / 97.4% of present shareholders
No. of votes against	249,025 / 0.0% of present shareholders
No. of abstentions	22,306,741 / 2.5% of present shareholders

Messrs. Marcelo Gonçalves Farinha (effective) e Sandra Regina de Oliveira (alternate)

No. of votes in favor	861,243,276 / 97.5% of present shareholders
No. of votes against	48,463 / 0.0% of present shareholders
No. of abstentions	22,306,750 / 2.5% of present shareholders

7. Vote on the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2023:
No. of votes in favor	860,175,183 / 97.3% of present shareholders
No. of votes against	84,220 / 0.0% of present shareholders
No. of abstentions	23,339,086 / 2.6% of present shareholders

On Extraordinary General meeting:

  Vote on the approval of a new stock-based incentive plan, pursuant to the Management Proposal:
No. of votes in favor	628,277,053 / 71.1% of present shareholders
No. of votes against	233,133,750 / 26.4% of present shareholders
No. of abstentions	22,251,082 / 2.5% of present shareholders

2. Vote on the approval of an amendment to the stock-based incentive plan approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017:
No. of votes in favor	586,782,561 / 66.4% of present shareholders
No. of votes against	274,579,613 / 31.1% of present shareholders
No. of abstentions	22,299,711 / 2.5% of present shareholders

21

3. Vote on the approval of the increase in the Company's capital stock, through the capitalization of part of the profit reserves and the legal reserve, without the issuance of new shares, with the consequent amendment of article 5 of the Bylaws currently in force:
No. of votes in favor	861,331,582 / 97.5% of present shareholders
No. of votes against	79,018 / 0.0% of present shareholders
No. of abstentions	22,251,285 / 2.5% of present shareholders

4. Vote on the ratification of the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders’ Meeting held on January 31, 2014:
No. of votes in favor	861,344,818 / 97.5% of present shareholders
No. of votes against	66,379 / 0.0% of present shareholders
No. of abstentions	22,250,688 / 2.5% of present shareholders

5. Vote on the amendments to the Company's Bylaws, as follows:

a)     Adjustments to the procedures related to the general shareholders’ meeting and meetings of the Board of Directors and the Executive Board, with the simplification of the installation rites, proof of shareholder capacity and drawing up of the minutes:

No. of votes in favor	861,351,464 / 97.5% of present shareholders
No. of votes against	57,992 / 0.0% of present shareholders
No. of abstentions	22,252,429 / 2.5% of present shareholders

b)     Adjustment in the tenure condition of the management to reflect all corporate policies:

No. of votes in favor	861,348,062 / 97.5% of present shareholders
No. of votes against	61,876 / 0.0% of present shareholders
No. of abstentions	22,251,947 / 2.5% of present shareholders

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c)     Further detailing of the judicial and administrative proceedings that must be informed by the candidates who will compose the slate(s):

No. of votes in favor	861,348,699 / 97.5% of present shareholders
No. of votes against	56,005 / 0.0% of present shareholders
No. of abstentions	22,257,181 / 2.5% of present shareholders

d)     Exclusion of the possibility of calling the Board of Directors’ meeting by letter, telegram and fax:

No. of votes in favor	861,309,906 / 97.5% of present shareholders
No. of votes against	51,181 / 0.0% of present shareholders
No. of abstentions	22,300,798 / 2.5% of present shareholders

e)     Change of the nomenclature of the position of the Investor Relations Officer:

No. of votes in favor	861,356,783 / 97.5% of present shareholders
No. of votes against	53,328 / 0.0% of present shareholders
No. of abstentions	22,251,774 / 2.5% of present shareholders

f)        Adjustment of powers of the Strategy Committee and the Audit and Risks Committee:

No. of votes in favor	861,347,699 / 97.5% of present shareholders
No. of votes against	60,662 / 0.0% of present shareholders
No. of abstentions	22,253,524 / 2.5% of present shareholders

g)     Simplification of the wording of statutory provisions, by eliminating the replicated content of legislation, regulations in force, corporate policies, or adaptation of the Bylaws to the legal text, as well as formal adjustments of clarity, renumbering and cross-references, if applicable:

No. of votes in favor	861,356,529 / 97.5% of present shareholders
No. of votes against	54,648 / 0.0% of present shareholders
No. of abstentions	22,250,708 / 2.5% of present shareholders

6. Vote on the approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above:
No. of votes in favor	861,349,403 / 97.5% of present shareholders
No. of votes against	60,405 / 0.0% of present shareholders
No. of abstentions	22,252,077 / 2.5% of present shareholders

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EXHIBIT II OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2023

For the Bylaws of Ultrapar, please refer to the page below.

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ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph.  The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Article 2.The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4.The Company is organized for an indefinite term.

CHAPTER II

Capital Stock and Shares

Article 5.The subscribed and paid-in capital stock is R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents) represented by one billion, one hundred and fifteen million, two hundred and four thousand, two hundred ninety-one (1,115,204,291) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1ºAll of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2ºThe transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

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Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c)upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

Article 8.The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.

Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

CHAPTER III

Shareholders’ Meetings

Article 10.The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1 ºDocuments pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2 ºThe Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3ºThe chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 4ºIf the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

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Article 11.In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.

§ 1ª Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

§ 2ª The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

Article 12.Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.

Article 13.Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.

Article 14.The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.

§ 1 ºThe Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 40 herein.

§ 2 ºThe members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV

Management – General Rules

Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph.              The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

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CHAPTER V

Board of Directors

Section I – Members

Article 16. The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§ 1 ºThe positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.

§ 2 ºThe Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3 ºObserved the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

Article 17. The Board of Directors of the Company shall have, at least, one third (1/3) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Sole Paragraph.              When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Article 18.If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph.              The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

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Section II – Election

Article 19.Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1 ºUnder the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2 ºAt the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Law 6,404/76.

§ 3 ºThe shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 4 ºThe persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

§ 5 ºThe same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6 ºEach shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

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Article 20.When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§ 1 ºIn the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 2 ºIn the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

Article 21.In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective Director.

Article 22.The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 23. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) Directors.

§ 1 ºThe meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2 ºThe meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3 ºIn case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 4 ºThe Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting.  In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

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Article 24.Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 25.No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 26.Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 27. The Board of Directors shall have the power to:

a)set the general guidelines of the Company’s and its subsidiaries’ business;

b)elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;

c)oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d)express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e)fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 40, single paragraph, “b”.

f)define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

g)grant shares and stock options under the terms of Article 8 of these Bylaws;

h)call the Shareholders’ Meetings;

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i)submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;

j)propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;

k)approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l)pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m)submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n)authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o)approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p)approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership

q)approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r)select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

s)express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

t)approve corporate policies as per the proposals submitted by the relevant entities; and

u)pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 28. The Chairman of the Board of Directors shall:

a)call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

b)call and preside the meetings of the Board of Directors;

c)communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d)convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

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Article 29. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 30. The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

Sole paragraph.  The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 32. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1ºActions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2ºThe Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3ºThe Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 33. The Chief Executive Officer shall:

a)direct, instruct and coordinate the activities of the Company;

b)call and preside over the meetings of the Board of Executive Officers; and

c)represent the Company in court, either as plaintiff or defendant.

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Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.

Article 36.The executive officers shall substitute each other, subject to the following conditions:

a)in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII

Committees

Article 37.The Company shall have the following support committees attached to the Board of Directors:

a)Audit and Risks Committee;

b)People Committee; and

c)Strategy Committee.

§ 1 ºEach committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 2 ºThe Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 3 ºThe same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

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Article 38.Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors.

§ 1 ºDuring their term of office, the members of each Committee may not be replaced except for the following reasons:

a)death or resignation;

b)unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c)a substantiated decision of the Board of Directors.

§ 2 ºIn the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.

§ 3 ºThe members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 (ten) years.

Section I – Audit and Risks Committee

Article 39.The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

§ 1ºA single member of the Audit and Risks Committee may concentrate the foregoing requirements.

§ 2 ºTo be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 3 ºThe member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 (three) years have elapsed since the end of the term of office.

§ 4 ºThe Audit and Risks Committee shall:

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

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e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Policy on Transactions with Related Parties;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People Committee

Article 40. The People Committee shall have a majority of Director in its composition, with a minimum of two (2) independent Directors.

Sole Paragraph.              The People Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

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Section III – Strategy Committee

Article 41. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

Sole Paragraph. The Strategy Committee shall be responsible for advising the Board of Directors and its duties shall be as follows:

(a)drafting and monitoring the Company’s strategic plans and budgets;

(b)to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c)to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

CHAPTER VIII

Fiscal Council

Article 42. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

§ 1 ºOnce the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 2 ºThe Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3 ºThe same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43.A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Sole Paragraph.              The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

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Section II – Acquisition of Relevant Interest

Article 44. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

§1 º The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2 º For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3 ºThe offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4 º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.

Section III – Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 45.The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Article 46.The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.

Article 47. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

(a)the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;

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(b)holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Article 48.Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

a)on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

b)on second call with any number of holders of outstanding shares in attendance.

Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;

Article 49.A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X

Arbitration Court

Article 51.The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER XI

Fiscal Year

Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.

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Article 53.After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1The remaining profit will have the following destination:

a)twenty-five percent (25%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

b)by proposal of the managing bodies, up to seventy-five percent (75%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c)the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 2 ºThe Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 3 ºDividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII

Miscellaneous

Article 54. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Article 55. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

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CCorporate
Executive
Compensation
Policy -
Ultrapar

Revision: March 29, 2023

Subject to the approval of the new stock-based incentive plan at the AGM of April 19, 2023

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  PURPOSE AND PRINCIPLES

To establish the principles and criteria for executive’s compensation of Ultrapar Participações S.A. (“Ultrapar” or “Company”), ensuring the implementation of a competitive compensation strategy aligned to the best market practices and to the interests of the Company’s shareholders and other stakeholders.

This Policy’s principles are:

  to align interests between executives and shareholders, with a philosophy of sharing risks and returns;
  to create of compensation and benefit strategies, aligned with the Company's needs and market practices;
  to ensure that the Company has the best tools and processes for people management, in line with other internal policies and best market practices to ensure competitiveness in the reference market and attract and retain the best professionals for managing the Company; and
  to ensure that compensation is aligned with the Company's performance culture, providing long-term value creation, convergence of goals with the Company's long-term strategy and continuity.

2. SCOPE

This Policy is applicable to the members of the Board of Directors, Advisory Committees, Fiscal Council and the Executive Board of the Company.

The global compensation of the members of the Board of Directors, the Executive Board, including any stock-based compensation, will be set by the General Shareholders’ Meeting of the Company, and the Board of Directors, after hearing the proposal of the People Committee, shall determine the compensation of each Statutory Executive Officer of the Company, considering their responsibilities, time dedicated to their functions, competence, professional reputation and values of their services in the market.

With regard to the Fiscal Council, the compensation will be set at the General Shareholders’ Meeting that elects them, respecting the minimum amounts established by law and the global compensation limits set at the General Shareholders’ Meeting.

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3. COMPENSATION CONCEPT AND STRATEGY

The management of Ultrapar’s executive compensation has the main objectives of:

  Stimulating the expansion, success and achievement of the Company's social objectives;
  Guaranteeing competitiveness in relation to the target market, enabling the Company to attract and retain the best professionals for its management;
  Aligning the interests across the members of the Company’s management and shareholders; and
  Recognizing outstanding performance, reinforcing meritocracy.

3.1.             REFERENCE MARKET

Ultrapar promotes annual market surveys to analyze and establish guidelines for its executive compensation practices. For this purpose, a selected market is considered based on the surveys of one or more specialized outside consultancies, as defined by the People Committee (a statutory advisory committee to the Board of Directors).

Criteria for forming the selected market:

  Origin of capital: preferably domestically held, publicly traded companies and trans-national companies with material decision-making power locally and/or significant representativeness in the market;
  Size: sales comparable to Ultrapar or its businesses;
  Operations: similar business model and/or operations; and
  HR policies and practices: companies with recognized good compensation practices.

4. COMPENSATION OF THE BOARD OF DIRECTORS

4.1.             COMPOSITION

The compensation of the members of the Board of Directors considers the responsibility and complexity inherent to the position as well as the benchmarks for the comparative market. The amount includes fixed monthly fees paid in cash and a single grant of shares for the entire term of office, subject to the rules described in item 4.2 below. In addition, the Company is also responsible for the corresponding social security contributions.

The Chairman and the Vice-Chairman earn a higher amount than the other Board members due to the greater responsibility inherent to their positions.

Board members who may also be part of the Company’s Executive Board shall only be compensated for the position they hold in the Executive Board.

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4.2.             STOCK-BASED COMPENSATION FOR THE MEMBERS OF THE BOARD OF DIRECTORS COMPOSITION

4.2.1.        CONCEPTS AND DEFINITIONS

In line with the provisions of the Stock-Based Incentive Plan approved at the Annual and Extraordinary General Shareholders’ Meeting of April 19, 2023, the Board of Directors' compensation model now includes a fixed stock-based compensation plan to allow greater alignment to market practices adopted by companies with business, risks and complexity similar to those of the Company. Said model considers a long-term fixed component, totally unrelated to performance targets (whether for the Company or individual), representing 40% (forty percent) of the compensation projected for the Board member's term of office.

4.2.2.        COMPOSITION AND DETAILS

  Grant date: date the executive takes office;
  Number of shares: result of dividing the value of 40% of the total compensation estimated for the term of office by the average price of the Company's shares in the 30 trading sessions that preceded the grant date;

              Example

              Monthly compensation – R$ 50,000

              Total compensation estimated for the term of office – R$ 1,200,000 (24 months)

Portion to be paid in shares (40%) – R$ 480,000

Average share price – R$ 12.00

Number of shares to be granted – 40,000

  Date for the transfer of ownership of shares (vesting): end of term of office;
  Period of restriction on the trading of shares (lockup): two years from the respective vesting;
  There will be no payment of dividends between the grant and vesting dates of the shares, and
  Long-term incentive agreements shall include a malus clause, which provides for the retention of unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive unlawfully.

4.2.3.        WITHDRAWAL RULES

If the Board member leaves his/her position before the end of his term of office, he/she will be entitled to a number of shares proportional to the period in which he/she held the position, being certain that the vesting will occur on the date of his departure from the Board, remaining, however, the two-year lockup period after the transfer of ownership of the shares.

In the event of severance of the executive or dismissal of the Board member due to reasons of an ethical nature, he/she will not be entitled to any shares.

In the event of retirement for incapacity or death, anticipated vesting will be guaranteed and all shares shall be transferred, to the executive or his/her respective estate, as the case may be.

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4.3.             participation in statutory committees

If the director is a member of a statutory committee of the Company, the monthly amount (with no impact on the portion received in shares) received shall be increased by one third (33.3%) of the monthly fees. This compensation shall be increased by one half (50%) of the monthly amount, if the Board member acts as Coordinator of the respective Committee.

If the Board member is a member of two or more statutory committees, the monthly amount (with no impact on the portion received in shares) to be received shall be increased by one half (50%) of the monthly amount.

5. COMPENSATION OF THE executive board

Total Compensation (TC) of the Company’s statutory executive officers includes:

  Base salary (BS);
  Short-term incentive (STI);
  Long-term incentive (LTI);
  complementary benefits compatible with the market.

The ideal mix of compensation components (BS, STI and LTI) must take into account market benchmarks and best practices, in order to foster the creation of sustainable value for the Company.

5.1.             BASE SALARY AND BENEFITS

  concepts and definitions

The structure of Ultrapar’s executive positions is divided into groups of positions, known as grids. These groups take into account the complexity of the activities performed and the responsibility as a result of their positions, according to a specialized consulting firm’s job evaluation points methodology.

The Company's statutory executive officers will receive a monthly amount, paid 12 (twelve) times a year, plus the 13th month salary and vacation bonus.

The Company's statutory executive officers may be eligible for a package of benefits including a medical plan, meal vouchers, private pension plan and life insurance in order to offer an attractive package of benefits, adequate to the general market conditions.

It should be noted that statutory executive officers who also occupy a position on the Company's Board of Directors will be compensated exclusively for position held in the Executive Board.

  Annual salary review analysis

An annual survey of the reference market is carried out. In case of a need for salary adjustments, the issue will be examined by the People Committee for eventual submission for approval by the Board of Directors.

  participation in boards of subsidiaries

The participation of statutory executive officers of the Company on boards of directors or advisory boards of companies controlled by Ultrapar or by its subsidiaries shall not translate into additional compensation.

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5.2.             short-term incentives (STI)

  concepts and definitions

The purpose of the Short-Term Incentive is to encourage the achievement of the Company’s short-term results and the sustainable growth of the businesses and is directly linked to its financial and operational performance. The goals of the statutory executive officers are linked to the financial (financial goals) and operational (individual goals) performance of the Company.

Financial goals, which must have a preponderant weighting, are based on the amounts for economic and financial results established in the Strategic Plan and Annual Budget approved by the Board of Directors, so that the growth shown is in line with established minimum returns, measured according to parameters such as EBITDA and Operating Cash Flow, among others.

The individual goals must be of the “SMART” (Specific, Measurable, Agreed upon, Relevant, Time-bound) type and consistent with the strategies and objectives established in the Strategic Plan and Annual Budget approved by the Board of Directors.

All executives of the Company must have a minimum weight of 1/3 of their individual goals (or 10% of the total) related to ESG objectives. To calculate the STI, it will be used the statutory executive officer’s base salary for the month of December, except in case of promotion, when the calculation must be pro rata.

5.3.             long-term incentive (LTI)

5.3.1.        concepts and definitions

Approved by the Annual General Shareholders’ Meeting held on April 19, 2023, the Long-Term Incentive Plan’s objective is to:

a)       Stimulate expansion and sustainable results of the Company and the achievement of its business goals, sharing the creation of value as well as the risks inherent to the business and the capital markets, fostering the alignment of the long-term interests across shareholders, managers and employees; and

b)       Strengthen the ability to effectively attract, retain and motivate highly qualified executives.

The Policy provides for the annual approval of an Incentive Program based on restricted and performance shares, 50% each, on target. All statutory executive officers of Ultrapar are eligible to the LTI Plan.

The restricted and performance shares are described as:

  Restricted shares: with transfer of ownership at the end of the vesting period;
  Performance shares: with transfer of ownership at the end of the vesting period, conditional on meeting pre-established goals.

In addition, the Board of Directors, responsible for managing plans involving shares, may create programs for granting restricted shares, in which it will decide, respecting the terms of the plan, on the beneficiaries of the program, number of shares distributed, vesting, the division granting in batches, any restrictions on the effective receipt of shares and provisions on penalties.

5.3.2.        composition and detailing

((Base Salary of the statutory executive officer in the grant month X salary multiple) – Income Tax) ÷ Share price (average for the last 30 trading sessions) = Quantity of shares granted

The result of the calculation, on target, is distributed across the restricted shares and performance shares, considering:

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Restricted Shares:

  50% of the shares resulting from the aforementioned calculation formula;
  Annual concession frequency;
  Grace period for transfer of ownership of the shares (vesting): 3 years;
  There will be no payment of dividends between the grant and vesting dates of the shares.

Performance Shares:

  50% of the shares resulting from the aforementioned calculation formula;
  Annual concession frequency;
  The performance indicator should be determined on the basis of the Strategic Plan approved by the Board of Directors;
  Grace period for transfer of ownership of the shares (vesting), if the performance goals pre-stablished are achieved: 3 years;
  There will be no payment of dividends between the grant and vesting dates of the shares.

Long-term incentive agreements shall include a malus clause, which provides for the retention of unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive unlawfully.

5.3.3.        wITHdrawal rules

  Request to resign: loss of rights to still unvested shares;
  Dismissal with cause or motivated by ethical reasons, as determined by the Conduct Committee: loss of rights to unvested shares;
  Retirement or dismissal without cause:
    restricted shares: anticipated vesting, pro rata temporis for the period worked;
    performance shares: vesting, pro rata temporis, for the period worked, subject to the terms and conditions previously established;

  The People Committee might approve, on an exceptional basis and only in cases of retirement, the full vesting of shares granted and not yet transferred (unvested) to executives.

    Dissolution or reorganization of the Company, that results in change of control of the Company: anticipated vesting and transfer of total of the restricted and performance shares (considering the target value);
    Death or retirement for incapacity: anticipated vesting and transfer of the total number of restricted shares and performance shares (considering the target value) to the participant or his/her estate, as the case may be.

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  6. COMPENSATION OF THE FISCAL COUNCIL

  The compensation of the members of the Fiscal Council is composed exclusively of a fixed monthly fee and social security contributions. There is no grant of shares. The established amount is based on the responsibility and complexity inherent to the position as well as the benchmarks for the comparative market and may not be less than one tenth (10%) of the average monthly salary of the Company’s statutory executive officers.

  The Chairman of the Fiscal Council earns a higher amount than the other members due to the greater responsibility inherent to the position.

  7. RETIREMENT RULES

  The Company has rules for granting benefits upon retirement of the executive, where the People Committee will analyze the cases individually, in the light of internal guidelines, and forward, if applicable, a proposal for consideration by the Board of Directors.

  8. governance

  It is incumbent on the People Committee, set forth in the Company’s Bylaws, to supervise the implementation of the Corporate Executive Compensation Policy.

  The Committee has the right, at any time, to submit to the Board of Directors proposals to revise, modify, amend or revoke this Policy, especially in the case of any essential or relevant change to the laws or regulations applicable to the Company.

  9. term of THIS policy

  This revision of the Policy will apply to compensation that will be awarded in year of 2023 onwards. Therefore, the conditions of the existing contracts remain unchanged.

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  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
  held on April 19, 2023)

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  April 19, 2023, at 4:00 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

  Members in Attendance:

  (i) Members of the Board of Directors undersigned; and (ii) the Secretary of the Board of Directors, Mr. André Brickmann Areno.

  Matters discussed and resolutions:

  1.Approval of the election, as provided for in Article 22 of the Company’s Bylaws, of Mr. JORGE MARQUES DE TOLEDO CAMARGO to occupy the position of Chairman of the Board of Directors and of Mr. MARCOS MARINHO LUTZ for the position of Vice-Chairman of said body.

  2.Approval of the election of Mrs. Ana Paula Janes Vitali Vescovi, Marcelo Faria de Lima and José Mauricio Pereira Coelho (who will act as the Committee coordinator), to compose the Audit and Risks Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Annual and Extraordinary General Shareholders’ Meetings held on April 19, 2023 (“Meeting”).

  3.Approval of the election of Mrs. Fabio Venturelli, Peter Paul Lorenço Estermann and Jorge Marques de Toledo Camargo (who will act as the Committee coordinator) to compose the Strategy Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Meeting.

  4.Approval of the election of Mrs. Francisco de Sá Neto, Marcos Marinho Lutz and Flávia Buarque de Almeida (who will act as the Committee coordinator) to compose the People Committee, with a mandate coinciding with the mandate of the Board of Directors established during the Meeting.

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  5.In addition to the election of Mr. Marcos Marinho Lutz deliberated by the Board of Directors on February 15, 2023, the members of the Board decide, under the terms of article 27, item “b” of the Company’s Bylaws, to approve the election of the persons qualified below to hold the positions of Executive Officers of the Company, with a mandate until the 2025 Annual General Shareholders’ Meeting, which will examine the documents referred to in art. 133 of Law No. 6,404/76, referring to the year ended December 31, 2024:

  As Chief Financial and Investor Relations Officer:

    RODRIGO DE ALMEIDA PIZZINATTO, Brazilian, married, business administrator, Identity Card RG nr. 27.715.764-X/SSP-SP and CPF/MF registration nr. 270.708.278-0;

  As Executive Officers:

    DÉCIO DE SAMPAIO AMARAL, Brazilian, married, engineer, Identity Card RG nr. 11.621.893-9/SSP-SP and CPF/MF registration nr. 081.286.298-83;

    LEONARDO REMIÃO LINDEN, Brazilian, married, business administrator, Identity Card RG nr. 10.104.466-21/SSP-RS and CPF/MF registration nr. 452.601.500-82;

    TABAJARA BERTELLI COSTA, Brazilian, married, engineer, Identity Card RG nr. 17.304.700-2/SSP-SP and CPF/MF registration nr. 127.682.738-56.

  6.Considering the above resolution, the members of the Board ratify the composition of the Board of Directors, namely: Marcos Marinho Lutz, Rodrigo de Almeida Pizzinatto, Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa, all with terms of office starting on this date.

  Notes: (i) The resolutions were passed, with no amendments or reservations, by all the members of the Board of Directors; (ii) all Officers have their professional address at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo (Postal Code 01317-910), except for Mr. Leonardo Remião Linden, whose professional address is at Av. Francisco Eugênio, nr. 329, 10th. floor, in the City and State of Rio de Janeiro, Postal Code 20948-900; and (iii) the members of the Advisory Committees of the Board of Directors and the Officers hereby elected take office on this date, by signing the respective terms of investiture, and, upon previous consultation, declared that: (a) they are not involved in any offense that prevents them from exercising the activities required by the position for which they were assigned; (b) they do not hold positions in companies that can be regarded as market competitors to the Company and (c) they have no conflicting interest with the Company, in accordance with Article 147 of Law No. 6,404/76.

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  There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all Directors present.

  Jorge Marques de Toledo Camargo – Chairman

  Marcos Marinho Lutz – Vice-Chairman

  Ana Paula Vitali Janes Vescovi

  Fabio Venturelli

  Flávia Buarque de Almeida

  Francisco de Sá Neto

  José Mauricio Pereira Coelho

  Marcelo Faria de Lima

  Peter Paul Lorenço Estermann

  André Brickmann Areno – Secretary of the Board of Directors

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  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  Election of the members of the Board of Directors

  São Paulo, April 19, 2023 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP; “Company” or “Ultrapar”), informs that the slate of the new Board of Directors was elected at the Shareholders' Meeting held on this date, as proposed by the Board according to the Material Notice disclosed on February 15, 2023, for the term of the next two years. The slate is comprised of nine candidates who bring relevant and complementary experiences to the Board, and combines members of the Company's management with four new members.

  Independent members:

    Ana Paula Vitali Janes Vescovi
    Fabio Venturelli
    Flávia Buarque de Almeida
    Francisco de Sá Neto
    Jorge Marques de Toledo Camargo
    José Mauricio Pereira Coelho
    Marcelo Faria de Lima

  Non-independent members:

    Marcos Marinho Lutz
    Peter Paul Lorenço Estermann

  On this date, the new Board of Directors also elected Jorge Camargo, who has been a member of the body since 2015, to the position of Chairman of the Board, and Marcos Lutz, current CEO of Ultrapar, to the position of Vice-Chairman of the Board.

  Rodrigo de Almeida Pizzinatto

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

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  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: April 19, 2023

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

  (Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, Bylaws of Ultrapar, Corporate Executive Compensation Policy, Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on April 19, 2023 and Market announcement)